

Mail Stop 3561

September 7, 2016

Tadas Dabasinskas
President
Apex Resources Inc
Alytaus g. 100
Varèna, Lithuania

>   **Re: Apex Resources Inc**
>   **Amendment No. 6 to Registration Statement on Form S-1**
>   **Filed August 31, 2016**
>   **File No. 333-207109**

Dear Mr. Dabasinskas:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 12, 2016 letter.

Exhibit 23.2

1. Please amend to include an auditor consent that identifies the registration statement amendment <u>number</u>, which, in your next filing, will be amendment 7.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Dean Brazier, Staff Attorney, at (202) 551-3485, Lilyanna Peyser, Special Counsel, at (202) 551-3222, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara Ransom
Assistant Director
Office of Consumer Products

cc: Adam S. Tracy
       Securities Compliance Group, Ltd.